

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

Via E-mail
Andrew Levi
Chief Executive Officer
Blue Calypso, Inc.
19111 North Dallas Parkway, Suite 200
Dallas, TX 75287

> **Re: Blue Calypso, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2011**
> **File No. 333-177828**

Dear Mr. Levi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and other financial information in your next amendment to include the interim period ended September 30, 2011.

Risk Factors, page 4

General

2. We note your statements on page 24 that you are subject to federal, state and foreign laws regarding privacy and protection of member data, as well as, the CARD Act, the Bank Secrecy Act and the USA Patriot Act. Please revise this your Risk Factors and Regulation sections to address additional regulations related to your business model.

Specifically, consider federal regulations by the Federal Trade Commission addressing online advertising and endorsements. Refer to FTC news release dated October 5, 2009 available online at http://www.ftc.gov/opa/2009/10/endortest.shtm that announces the adoption of the Guides Concerning the Use of Endorsements and testimonials in Advertising. The adopting release is available online at http://www.ftc.gov/os/2009/10/091005endorsementguidesfnnotice.pdf.

Generally, the Guides advise advertisers on how to keep their endorsement and testimonial ads in-line with the FTC Act. Please refer to Item 101(h)(4)(ix) of Regulation S-K and tell us how these governmental regulations affect your business. Specifically, we note example 5 under 16 CFR Sec. 255.1 may apply to you. Please advise and revise accordingly.

3. In addition, please consider the FTC's action In the Matter of Reverb Communications, Inc., et al. available online at http://www.ftc.gov/os/caselist/0923199/index.shtm. Please advise us as to how this may apply to your business and revise your disclosure accordingly.

4. Lastly, please tell us about how regulations addressing email spam may impact your business. Specifically, address the application of the CAN-SPAM Act and related FTC regulations to your business platform. Refer to CAN-SPAM Act: A Compliance Guide for Business dated September 2009 found on the FTC website at http://business.ftc.gov/documents/bus61-can-spam-act-compliance-guide-business.

Business, page 19

General

5. Please revise and expand this section to discuss the agreements you enter into with customers seeking to advertise via your social media-based platform. Include discussion of general terms such as duration and fees, and if the agreements are written.

6. Similarly, discuss the agreements endorsers enter into in order to receive cash compensation or other incentives for their participation. Include disclosure of general terms as well as a discussion of any penalties or fees endorsers may face for discontinuing their participation with your platform.

7. Revise your Business section to expand your discussion about your customers. For example, tells us how many customers you estimate you currently have and how they are recruited. We note that you spent $92,973 on sales and marketing for the three months ended June 30, 2011, but this period is prior to the completion of your reverse merger with JJ&R Ventures, Inc.

8. Additionally, we notice the use of names, logos and images for products and customers on your www.calyp.com website. Please tell us whether the companies represented on your website are current customers or have entered into business agreements with you. We note the disclosure on page 2 that your website is not incorporated into this prospectus.

The Company, page 19

9. In the last paragraph of this section on page 20, you describe your "system" comprised of the Blue Calypso Network and the Calyp mobile and web portal applications. Please revise this section to disclose and describe your user website, www.calyp.com. We note the inclusion of your company website, www.bluecalypso.com in your registration statement disclosure.

Market Opportunity, page 20

10. We note your disclosure attributes several market-based statistics to third-party sources. Please tell us whether you commissioned any third party research for use in connection with this registration statement. If so, please file the third party's consent as an exhibit to the registration statement, as required by Section 7.

11. Please provide supplemental copies of any cited third party reports for our review.

Government Regulation, page 24

12. At the top of page 25 you state that your branded Visa Debit cards "may" be included within the definition of "gift cards" under many laws, including the CARD Act. Please revise your disclosure to discuss why you believe your cards may fall under this definition.

    Additionally, we note that should your cards be deemed gift cards under applicable law, this may impact your liquidity and capital resources over a longer period of time as the expiration of funds awarded to endorsers may extend several years into the future and in some instances funds may be required to be honored for the full value until redeemed. Please revise this section and Risk Factors to address how this uncertain legal treatment of the Visa Debit cards may impact your business. Also, revise your Management's Discussion and Analysis to address how this may impact your liquidity going forward.

Executive Officers and Directors, page 26

Biographical Information, page 26

13. In the profile of your Director, Mr. Fennessy, you state that he held several "senior level executive positions at IBM from 1987 until 2004." We note on page 26 that Mr.

Fennessy is 46 years old, making him approximately 22 years old in 1987. Please revise this profile to more provide greater detail about the level or titles of positions he held during his tenure at IBM.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

14. Please tell us in detail and disclose in your next filing your policy for recognizing the expense associated with compensating endorsers for their endorsements through cash that is reloaded on a personal Visa Debit card.

Revenue Recognition, page F-8

15. Please tell us in detail the process by which you earn your revenue. Tell us about the performance criteria that have to be met before your recognize revenue. Tell us why some of your revenue is unearned at the end of the periods presented both annually and quarterly. Tell us how your customers verify that brand loyalists have personally endorsed their products. Tell us about the provisions that are made by you or your advertisers to identify fraudulent endorsements and the remedies that are taken by all parties. Please also expand your discussion on page 14 in Critical Accounting Policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Rick Werner, Esq.
        Haynes and Boone, LLP